

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Chan Heng Fai
Chairman and Chief Executive Officer
Alset EHome International Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

>   **Re: Alset EHome International Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 11, 2022**
>   **File No. 333-264234**

Dear Mr. Fai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Jeffrey Gabor at 202-551-2544 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Darrin Ocasio, Esq.